# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allegiant Travel Company, CIK 0001362468
CUSIP: 01748X102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1201 N. TOWN CENTER DRIVE, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001088219

## Reporting persons
- Jeffrey L. Feinberg Personal Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,237,172; sole dispositive power 0; shared dispositive power 1,237,172; aggregate amount beneficially owned 1,237,172 (6.7% of the class)
- Feinberg, Jeff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,237,172; sole dispositive power 0; shared dispositive power 1,237,172; aggregate amount beneficially owned 1,237,172 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Allegiant Travel Company
Address of issuer's principal executive offices: 201 North Town Center Drive, Las Vegas, Nevada, 89144

## Item 2. Person Filing
Name of person filing:
Jeffrey L. Feinberg Personal Trust (the "Trust")
Jeffrey L. Feinberg ("Feinberg")
Address of principal business office or, if none, residence:
c/o Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Represents 1,237,172 shares owned directly by the Trust. Feinberg has beneficial ownership over the shares held by the Trust.
Percent of class: 6.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,237,172
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,237,172

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jeffrey L. Feinberg Personal Trust: /s/ Jeffrey L. Feinberg, Jeffrey L. Feinberg, Trustee of the Jeffrey L. Feinberg Personal Trust (01/07/2025)
- Feinberg, Jeff: /s/ Jeffrey L. Feinberg, Jeffrey L. Feinberg (01/07/2025)